SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                         Charlotte Russe Holding, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   161048103
                                 (CUSIP Number)
                                August 30, 2002
            (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         CAPITAL GROUP INTERNATIONAL, INC.
         95-4154357

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA


                 5        SOLE VOTING POWER
                          1,510,000



                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          2,151,400

                 8        SHARED DISPOSITIVE POWER
                          NONE

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        2,151,400 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.1%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC



1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         CAPITAL GUARDIAN TRUST COMPANY
         95-2553868

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA


                 5        SOLE VOTING POWER
                          1,510,000



                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          2,151,400

                 8        SHARED DISPOSITIVE POWER
                          NONE

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        2,151,400 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.1%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, BK


Amendment No. 1

Item 1(a) Name of issuer:
Charlotte Russe Holding, Inc.

Item 1(b) Address of issuer's principal executive offices:
4645 Morena Boulevard
San Diego, CA 92117

Item 2(a) Name of person(s) filing:
Capital Group International, Inc. and Capital Guardian Trust Company

Item 2(b) Address or principal business office or, if none, residence:
11100 Santa Monica Blvd.
Los Angeles, CA  90025

Item 2(c) Citizenship:   N/A

Item 2(d) Title of class of securities:
Common Stock

Item 2(e) CUSIP No.:
161048103

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:

(b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(e)   An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See pages 2 and 3

Amount beneficially owned:

Percent of class:
Number of shares as to which the person has:
Sole power to vote or to direct the vote:
Shared power to vote or to direct the vote:
Sole power to dispose or to direct the disposition of:
Shared power to dispose or to direct the disposition of:

Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 2,151,400 shares or 10.1% of the 21,210,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group International, Inc.

Item 8 Identification and Classification of Members of the Group:  N/A

Item 9 Notice of Dissolution of Group:  N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:              September 9, 2002



            Signature:         *David I. Fisher

            Name/Title:        David I. Fisher, Chairman

                               Capital Group International, Inc.



            Date:              September 9, 2002



            Signature:         *David I. Fisher

            Name/Title:        David I. Fisher, Chairman

                               Capital Guardian Trust Company



*By        /s/ Michael J. Downer

           Michael J. Downer

           Attorney-in-fact


Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.

AGREEMENT

LOS ANGELES, CA
SEPTEMBER 9, 2002

   Capital Group International, Inc. ("CGII") and Capital Guardian Trust Company ("CGTC") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Charlotte Russe Holding, Inc.

   CGII and CGTC state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

   CGII and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.




                                            *David I. Fisher
                      BY:

                                            David I. Fisher, Chairman
                                            Capital Group International, Inc.



                                            *David I. Fisher
                      BY:

                                            David I. Fisher, Chairman
                                            Capital Guardian Trust Company



*By      /s/ Michael J. Downer

         Michael J. Downer
         Attorney-in-fact


Signed pursuant to a Power of Attorney dated December 19, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.